

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Terence Pegula
Chief Executive Officer
East Resources Acquisition Company
7777 NW Beacon Square Boulevard
Boca Raton, FL 33487

> **Re: East Resources Acquisition Company**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 18, 2023**
> **File No. 001-39403**

Dear Terence Pegula:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed January 18, 2023

ERESs Directors and Executive Officers and the Sponsor and its Affiliates Have Financial Interests in the Business Combination, page 7

1. Refer to your response to comment 3. Please quantify the aggregate dollar amount the sponsor and its affiliates have at risk that depends on the completion of a business combination. Provide similar disclosure for your officers and directors if material.

Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations, page 76

2. Please refer to comment 5. It appears that the Restriction Agreement attached as Annex I has not been executed since it is not dated or signed. Please revise to attach a signed agreement if it has been executed. Additionally, please ensure you also attach a signed agreement related to the 913,984 shares which will be issued and outstanding at the closing, as noted in your response, since these shares do not appear to be included in the

agreement currently attached as Annex I.

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months
Ended September 30, 2022 and 2021, page F-83

3.   Please refer to comment 17. Please revise the Statement of Cash Flows to ensure the amount presented in "Change in fair value of life insurance policies (held using fair value method)" agrees to the amount presented in the same line item in the Income Statement on page F-81, or tell us why the amounts should not agree.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz at (202) 551-3484 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or J. Nolan McWilliams, Acting Legal Branch Chief, at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Daniel J. Harrist, Esq.